AP Gaming Holdco, Inc.

6680 Amelia Earhart Court

Las Vegas, NV 89119

July 9, 2014

VIA EDGAR

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

AP Gaming Holdco, Inc.

Amendment No. 2 to Registration Statement on Form 10-12G

Filed April 17, 2014

File No. 000-55119

Dear Mr. Ingram:

AP Gaming Holdco, Inc. (“AP Gaming,” or “the Company”) is submitting this letter in response to your letter, dated April 30, 2014 (“Comment Letter”).

Set forth below are the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) together with the responses of the Company to the comments. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2 to the Registration Statement on Form 10-12G (the “Registration Statement”).

General

1.	We note your response to comment 6 of our letter dated February 20, 2014. Further, we note that Part III, Item 10 of your Annual Report on Form 10-K filed as Exhibit 10.22 to the registration statement identifies David Lopez as the Chief Executive Officer of AP Gaming Holdco, Inc. and David Sambur as a Director. However, we note that on page 10 of the registration statement, Mr. Sambur has signed in his capacity as “Chief Executive Officer.” As it appears that Mr. Lopez currently serves as the Chief Executive Officer of AP Gaming Holdco, Inc., please advise, or revise your registration statement to identify the correct signatory.

Response to Comment 1

David Lopez serves as Chief Executive Officer of the Company and will sign in that capacity in future filings.

Securities and Exchange Commission

July 9, 2014

2.	Please disclose the current amount of unused borrowing capacity available under your debt agreements without violating any debt covenants.

Response to Comment 2

In future filings, the Company will disclose the current amount of unused borrowing capacity available under our debt agreements without violating any debt covenants. As of December 31, 2013, the Company could draw all of the amounts available under its credit facilities without violating its debt covenants.

Item 2. Financial Information

Notes to the Unaudited Pro Forma Combined Financial Statements

3.	In regard to adjustment (a), you recorded a $68 million increase to intangible assets as a result of the acquisition of which $12 million is for an indefinite lived trade name. In light of this significant increase, please help us understand why pro forma depreciation and amortization expense would only have increased by $2 million.

Response to Comment 3

In conjunction with the Acquisition, the purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair market values. The fair value allocated to the Company’s customer agreements and relationships was $60.1 million. The Company performed an analysis based on the terms of the agreements and historical relationships with the customers to determine the average period over which to amortize the customer agreements and relationships. As a result of this analysis the Company determined that a 7 year useful life would be appropriate. This resulted in an extended useful life for many of the customer agreements that were part of the valuation.

Additionally, as part of the valuation, the Company reviewed the remaining useful lives of the acquired third-party licenses and titles and extended the useful life from 3 years to 5 years. This extension was based on the historical and expected future performances of these licenses and titles.

As noted in the preceding paragraphs, while the amount of intangibles increased as a result of the valuation, the length of time over which the intangibles are being amortized also increased, which reduces the impact of the increased value to expense on a period-by-period basis. The monthly amortization prior to the valuation was approximately $1.4 million as compared to approximately $1.6 million subsequent to the valuation.

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July 9, 2014

Notes to the Unaudited Pro Forma Consolidated Financial Statements, page 36

4.	For adjustment (b), you increased the fair value of your gaming equipment, vehicles, and other by approximately $5.5 million under the acquisition method of accounting. In this regard, it is not clear why depreciation expense would have decreased rather than increased. Please advise or revise as necessary.

Response to Comment 4

The estimated fair value of the Company’s gaming equipment, vehicles and other equipment used to calculate the estimated depreciation for the Pro Forma Consolidated Financial Statements excluded $2.8 million of fixed assets. The recalculation of depreciation expense including the $2.8 million in fixed assets resulted in additional depreciation expense of $0.7 million. The following represents the revised adjustment (b), to be included in future filings, as required:

(B)	Represent adjustments in the December 31, 2013 Unaudited Pro Forma Combined Statement of Operations to depreciation expense as follows:

	Fair Value	Average Useful Life	Amortization Expense 12 months
Gaming equipment, vehicles and other equipment, net	$48,746,877	1 – 5	$16,883,366
Less: Predecessor’s historical gaming equipment, vehicles and other equipment, net	(43,268,224)		(16,492,713)

Pro forma adjustments	$5,478,653		$390,653

Additionally, for the year ended December 31, 2013, the Company recorded $0.6 million in depreciation expense, which related to periods prior to 2013. This immaterial correction of an error is described further in Note 6 of the Company’s consolidated financial statements as of and for the year ended December 31, 2013 included in the Registration Statement.

The impact of the additional $0.7 million of depreciation expense for the excluded fixed assets, as well as the $0.6 million of depreciation expense recorded in 2013, but related to prior periods, would have resulted in an increase to depreciation expense of $1.0 million.

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July 9, 2014

5.	For adjustment (h), please show in your notes how this amount was calculated. It is also not clear why the last sentence of this note refers to amounts being recorded in depreciation and amortization expenses. Please advise or revise as necessary.

Response to Comment 5

In connection with the Acquisition, contract rights under development agreements and customer agreements were recorded at fair value, of $60.1 million. In accordance with ASC 605-50-15-3, as it relates to a business combination, amortization of the fair value of the contract rights under development agreements and customer agreements were recorded as depreciation and amortization expense in the statement of operations rather than as a reduction of revenue.

In certain circumstances the Company makes cash advances or extends lease incentives to customers in exchange for a fixed number of gaming terminal placements in the customer’s facility. These upfront payments or lease incentives are required to be recognized as a reduction of rental revenue by the lessor in accordance with ASC 840-20-25-6. Additionally, ASC 605-50-45-2 provides that cash consideration given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement.

The $3.9 million relating to adjustment (h) represents the accretion of the cash advances and lease incentives (i.e. contract rights under development agreements and customer agreements) that were recorded as a reduction of revenue during the period from January 1, 2013 through December 20, 2013. Had the Acquisition occurred at the beginning of the period, the contract rights under development agreement and customer agreements would have been measured to fair value, and the related amortization would have been recorded as depreciation and amortization expense rather than a reduction of revenue, as noted above.

6.	For adjustment (i), please provide a breakdown in your disclosures of the nonrecurring transaction costs that are being eliminated as they are directly related to the acquisition.

Response to Comment 6

The following represents the revised adjustment (i), to be included in future filings, as required:

(I)	Represents nonrecurring transaction costs that are directly related to the Acquisition and are eliminated for the purposes of this Unaudited Pro Forma Combined Statement of Operations. $7.5 million of the total represents transaction costs to the buyer, which is comprised of $5.2 million of legal fees and $2.3 million of consulting and other services. $3.9 million of the total represents legal and consulting fees paid by the seller related to the Acquisition.

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July 9, 2014

Form 10-K for the Year Ended December 31, 2013

Contractual Obligations, page 42

7.	Please disclose the assumptions used to estimate interest payments as well as what the estimated interest payments would be assuming a 1% increase in interest rates.

Response to Comment 7

In future filings, the Company will include the following assumptions used to estimate interest payments as well as what the estimated interest payments would be assuming a 1% increase in interest rates:

Estimated interest payments on our debt as of December 31, 2013 are based on principal amounts outstanding and the interest rate as of December 31, 2013 and required principal payments through the maturity of the debt. An assumed 1% increase in variable interest rates would cause our annual interest cost to increase by approximately $0.4 million, giving effect to our 1% LIBOR floor plus the applicable margin rate.

8.	Please disclose your expected capital expenditures for 2014. Refer to Item 303(a)(2)(i) of Regulation S-K.

Response to Comment 8

In future filings, the Company will include the following disclosure in the Liquidity section of Management’s Discussion and Analysis:

The Company expects ongoing liquidity requirements for capital expenditures to be between $20 million and $25 million for the year ended December 31, 2014.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

General

9.	We note your response to comment 10 of our letter dated February 20, 2014. You capitalize costs associated with the installation of gaming machines at customer locations. Please clarify the period over which these costs are amortized and your basis for using this period. Refer to ASC 840-20-35-2.

Securities and Exchange Commission

July 9, 2014

Response to Comment 9

The Company has been capitalizing costs associated with the installation of its gaming machines at customer locations pursuant to ASC 360-10-30-1 and 2, but acknowledges that these costs should be amortized by the lessor over the lease term in proportion to the recognition of rental income, in accordance with ASC 840-20-35-2. The Company is currently evaluating the impact of amortizing these lease costs over the lease term versus the life of the related gaming machine. The Company will account for installation costs in accordance with ASC 840-20-35-2 on a prospective basis.

Revenue Recognition, page F-8

10.	We note your response to comment 8 of our letter dated February 20, 2014. We continue to have difficulty understanding how you determined that the second criteria included in in ASC 605-25-25-5(c) is not met given that you do not include a general right of return. Refer to the diagram provided in ASC 605-25-55-1 as well as ASC 605-25-55-17. In this regard, please provide us with a comprehensive analysis of how you considered the guidance of ASC 605-25 in determining whether you have multiple elements and how you should account for these elements. You should provide this analysis separately for customer arrangements related to the leasing of gaming machines and for arrangements related to the sale of gaming machines. You should clearly identify each of the elements contained in each of these arrangements. Please ensure your analysis addresses your consideration of the following:

•	Whether installation should be considered a separate element, including if you determined that this is essential to the functionality of your gaming machines;

•	Whether your arrangements include software elements that need to be accounted for in accordance with ASC 985-605. Refer to ASC 985-605-15-4; and

•	What elements should be considered to be part of the lease pursuant to the guidance of ASC 840.

Response to Comment 10

We acknowledge the Staff’s previous comments and note that our previous responses have not provided sufficient clarity related to our revenue streams and the related guidance that has been applied thereto. As a result, we have provided below a summary of our significant revenue streams and the related guidance that we have applied in

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accounting for these revenue streams in our financial statements. Also included herein are responses to the Staff’s specific questions as raised in the Comment Letter. Further, we have provided a draft of our revised footnote disclosure for revenue recognition, which we will include in our future filings.

Background

Our revenue for fiscal year 2013 was comprised of Gaming Revenue, which comprised 97% of total consolidated revenue, and Equipment Sales, which comprised 3% of total consolidated revenue. Our Gaming Revenue is generated from leasing arrangements whereby we lease two forms of electronic gaming machines to customers (casinos):

1)	Class II gaming machines – These gaming machines are only provided to Native American gaming customers and are a slot machine or groups of slot machines linked together via a server where the determination of a winning slot result is based on an underlying bingo game played on the server. A Class II slot machine is unable to work without a server and the gaming machine and related server are leased together and not separately. All leasing arrangements for Class II gaming machines are on a participation basis whereby the Company’s revenue is contingent and based on a fixed percentage of the revenue earned by a slot machine while at the customer’s casino. Of the Company’s $62.2 million in revenue in 2013, $41.7 million comes from revenue derived from participation leases from Class II gaming machines.

2)	Class III gaming machines – These gaming machines are provided to Native American and commercial gaming customers. These are independent gaming machines and the determination of a winning slot result is based on a random number generation. No server is needed to operate the slot machine. Leasing arrangements with customers are either on a participation basis, as described above, or based on receiving a fixed daily fee per machine. Of the Company’s $62.2 million in revenue in 2013, $17.5 million comes from Class III gaming machines. Of the $17.5 million, $7.9 million of the revenue comes from participation arrangements and $9.6 million of the revenue is from fixed daily fee arrangements.

Under the participation arrangements of the Class II gaming machines, we retain ownership of the machines, gaming software and servers that are installed at the customer facilities, and are responsible for providing ongoing maintenance and support of the equipment in case of malfunction over the life of the lease term. Under the participation and daily fee arrangements of the Class III gaming machines, we retain ownership of the machines and related gaming software. For all of our leases, other than those leases in the Illinois route market, we are responsible for providing ongoing maintenance and support of the equipment in the case of malfunction over the life of the lease. Maintenance and support involves normal break and fix procedures.

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We record revenue from participation arrangements based on the revenue generated by the machines during the reporting period, using the contractually-specified revenue share percentage for each customer. We record revenue from fixed daily fee arrangements based on the number of operating machine days during the reporting period multiplied by the contractually-specified daily fee per gaming machine.

The break-down of our significant revenue streams is as follows:

Participation Arrangements

80%, or $ 49.7 million, of total consolidated revenue for fiscal 2013 was generated from participation arrangements where the amount of revenue we receive and record was dependent on the amount of revenue each leased machine earned while at the customer’s casino. In these contracts, we provide delivery of the machine and installation and training upon delivery of the machine.

Fixed Daily Fee Arrangements (outside Illinois)

10.1%, or $6.3 million, of total consolidated revenue for fiscal 2013 was generated from fixed daily fee arrangements outside of Illinois where the amount of revenue we receive and record is based on a fixed fee per day that the gaming machine is in use. In these contracts, we provide delivery of the machine and installation and training upon delivery of the machine.

Fixed Daily Fee Arrangements (inside Illinois)

5.1%, or $3.2 million, of total consolidated revenue for fiscal 2013 was generated from fixed daily fee arrangements inside Illinois, where the amount of revenue the Company receives is based on a fixed fee per day that the gaming machine is in use. In these contracts, we provide installation and training, but do not provide maintenance services.

In each of the three instances noted above, installation and training takes place within one to two days of the machine’s delivery and are an integral part of operating the machine.

Equipment Sales

3%, or $1.6 million, of total consolidated revenue for fiscal 2013 was generated through the sale of gaming equipment. Contracts for the sale of gaming equipment to the customers contain several deliverables. The contract to sell gaming equipment includes the machine terminal and the software which runs the machine. Also, the contract stipulates that the Company will provide for delivery and installation of the machine at the customer site, and training of customer personnel on the use of the machine.

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Installation and training is provided on sold equipment within a day or two of delivery and is integral to the operation of the machine as the customer (particularly a new customer) is not familiar with the operation of our gaming machines. Revenue is not recorded until the gaming machine is delivered and installed and training has been performed. We do not have any continuing involvement with the gaming machine after the point when training has been completed.

Accounting for Participation and Fixed Daily Fee Arrangements

The participation arrangements and fixed daily fee arrangements discussed above are accounted for in accordance with Accounting Standards Codification (ASC) 840, Leases. These arrangements are considered to be leases as the agreements convey the right to use the equipment (i.e. gaming machines and related integral software) for a stated period of time. Under ASC 840-10-25-1, we determined whether the leases should be accounted for as a sales-type lease, direct financing lease or operating lease, as follows:

A lessee and a lessor shall consider whether a lease meets any of the following four criteria as part of classifying the lease at its inception under the guidance in the Lessees Subsection of this section (for the lessee) and the Lessors Subsection of this section (for the lessor):

a. Transfer of ownership. The lease transfers ownership of the property to the lessee by the end of the lease term. This criterion is met in situations in which the lease agreement provides for the transfer of title at or shortly after the end of the lease term in exchange for the payment of a nominal fee, for example, the minimum required by statutory regulation to transfer title.

There is no transfer of ownership under our participating or fixed daily fee leases.

b. Bargain purchase option. The lease contains a bargain purchase option.

There are no bargain purchase options under our participating or fixed daily fee leases.

c. Lease term. The lease term is equal to 75 percent or more of the estimated economic life of the leased property. However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease.

The Company’s participation arrangements generally have a term of three years or less. The Company has four agreements that are at least 5 years in length. The term of our fixed daily fee leases outside the state of Illinois are generally 3 years or less and the term of the fixed daily fee leases in Illinois are between 5-7 years. The estimated economic life of our leased property (i.e. gaming machines) is 5 years.

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As the lease term of the Illinois leases and the 4 participation agreements exceed 75% of the life of the leased property, we have considered the two additional criteria for lessors as noted in ASC 840-10-25-42, as further discussed below.

The Company is also evaluating whether the gaming machines in Illinois should have been depreciated over 6 years given the longer length of the leases in Illinois. The Company is currently evaluating the impact of this to the periods presented.

d. Minimum lease payments. The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the excess of the fair value of the leased property to the lessor at lease inception over any related investment tax credit retained by the lessor and expected to be realized by the lessor. If the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease.

Our Participation Arrangements have no minimum lease payments. All of the payments to be made by the customer to us under the participation arrangements are contingent on the amount of customer play on our machines and the resulting amount of revenue earned by a slot machine from those customers. This amount varies from day to day and month to month. There are no minimum lease payments under our participation arrangements.

The fixed daily fee arrangements provide for minimum lease payments over the term of the arrangements. The Company has determined that for a substantial portion of these fixed daily fee arrangements, the present value of the minimum lease payments would exceed 90% of the fair value of the leased assets. Therefore, we have considered the two additional criteria for lessors related to the fixed daily fee arrangements as noted in ASC 840-10-25-42, as further discussed below.

ASC 840-10-25-42 states, A lessor shall consider all four lease classification criteria in paragraph 840-10-25-1: and both of the following incremental criteria:

a. Collectibility of the minimum lease payments is reasonably predictable. A lessor shall not be precluded from classifying a lease as a sales-type lease, a direct financing lease, or a leveraged lease simply because the receivable is subject to an estimate of uncollectibility based on experience with groups of similar receivables.

For our fixed-fee leases in Illinois, we have concluded that collectability of the minimum lease payments was not reasonably predictable given that the Illinois route market was a new gaming market at the end of 2012 and all customers are thinly capitalized and are new to the market as well. Our two largest customers have already renegotiated their leases within the first year of the market opening, one after not paying for 5 months and forcing a very expensive arbitration that preceded the renegotiated lease. Our gaming machines continue to underperform in comparison to other gaming manufacturers’ which impacts the profitability of our customers. If our games continue to underperform we feel additional Illinois customers will be desirous of renegotiating their original agreements.

Securities and Exchange Commission

July 9, 2014

For our fixed-fee leases outside Illinois and 3 out of the 4 participation agreements previously noted, we have concluded that collectability of the minimum lease payments was not reasonably predictable given that these leases include performance obligations that require the gaming machines to earn a certain amount of revenue per day from customer play. In the event that a machine is not meeting the minimum daily earnings, the customer can require that the Company remove the game. Often, the customer will allow the Company to replace the underperforming game with a different gaming machine to see if that will improve performance. Historically, the Company has had underperforming games and has been required to both replace games as well as remove them (both at the cost of the Company). Given that there is a history of removal, the collectability of minimum lease payments was not considered reasonably predictable.

b. No important uncertainties surround the amount of unreimbursable costs yet to be incurred by the lessor under the lease. Important uncertainties might include commitments by the lessor to guarantee performance of the leased property in a manner more extensive than the typical product warranty or to effectively protect the lessee from obsolescence of the leased property. However, the necessity of estimating executory costs such as insurance, maintenance, and taxes to be paid by the lessor (see paragraph 840-30-30-6[a]) shall not by itself constitute an important uncertainty as referred to herein. If the property covered by the lease is yet to be constructed or has not been acquired by the lessor at lease inception, the classification criterion in this paragraph shall be applied by the lessor at the date that construction of the property is completed or the property is acquired by the lessor.

As mentioned above, fixed daily fee arrangements outside of Illinois contain performance obligations, which, if not met, require the Company to either replace or remove the gaming machine in case of underperformance, as stipulated in the lease agreement. The Company has historically had instances where it was required to replace and/or remove the machines. This guarantee of performance is more extensive than a typical product warranty (ensuring the machine operates as designed), as noted in the guidance in (b) above. The costs related to replacing and/or removing a machine can be significant. As a result, there is important uncertainty regarding the unreimbursable costs yet to be incurred by the lessor (the Company) and thus, the fixed daily fee arrangements outside of Illinois do not meet this criterion.

For all of our fixed daily fee arrangements (both in and out of Illinois) and participation agreements, the Company also provides customers game conversions throughout the life of the lease. Game conversions typically occur when a specific gaming title is underperforming for a customer. In those instances, the customer may request that the Company switch out one title for another (not the entire machine) to see if it will perform better. There is the cost of developing the game and costs to the have a technician go to the customer and switch out the

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software from one title to another. Customers often request game titles to be changed based on player preference. These costs are more extensive than a typical product warranty. Given that the costs related to game conversions can be significant and are uncertain, there is significant uncertainty that surrounds the amount of unreimbursable costs yet to be incurred. Sometimes the game conversions are specifically addressed in the agreements through a conversion clause or performance clause.

Based on the above analysis, we concluded that our participation arrangements and fixed daily fee arrangements are considered to be operating leases as these arrangements do not meet both of the criteria provided by ASC 840-10-25-42. This is consistent with the guidance noted in the AICPA Audit and Accounting Guide for Gaming, chapter 5.06, which states, “Participation arrangements are typically leases. Typically, gaming entities report these arrangements as operating leases because none of the criteria set forth in FASB ASC 840-10-25-1 have been met.”

Multiple-elements in Leases

Below we further discuss how the consideration is allocated to the separate elements of the leasing arrangement, if any.

ASC 840-10-15-17 states, “If an arrangement contains a lease and related executory costs, as well as other non-lease elements, the classification, recognition, measurement, and disclosure requirements of this Topic shall be applied by both the purchaser and the supplier to the lease element of the arrangement.”

In the case of our participation and fixed daily fee arrangements, these arrangements contain a lease (the rented equipment to the casino) and delivery, training, installation and maintenance. Delivery, installation and maintenance services are considered to be part of the lease agreement and related executory costs and are recognized over the term of the lease agreement. Training is considered to be a substantial service outlined in the lease contract. If the Company were to account for this element separately, it would not impact the Company’s overall revenue recognition.

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Accounting for Equipment Sales

As mentioned above, revenue related to equipment sales comprised 3% of total consolidated revenue for fiscal 2013. Contracts for the sale of gaming equipment to the customer contain several deliverables. In a typical arrangement, the sale of the gaming equipment will include the machine terminal and the software which runs the machine. Also, the contract will stipulate that we provide for delivery and installation of the machine at the client site, and training of customer personnel on the use of the machine. We are not contractually required, nor do we perform as a matter of practice, maintenance on machines sold (not leased) to customers.

Installation and training is provided on sold equipment within a day or two of delivery and is an integral to the operation of the machine as the customer (particularly a new customer) is not always familiar with the operation of our gaming machines. As the delivery of the machine and the installation and training all occur within one to two days of one another, there are not considered to be any undelivered items once the machine is installed and training has occurred. We do not have any continuing involvement with the gaming machine after the point when training has been completed. It is then up to the customer to determine when to make the machines available for customer play based on the needs of the gaming floor.

Revenue is not recorded on the sale of the equipment until delivery, installation and training have been completed. The costs related to delivery, installation and training are consistent with those incurred under a leasing arrangement ($485 in total). These costs are relatively insignificant compared to the average sale price of the equipment which we referred to above.

As a result, while the sale of gaming machines are considered to have multiple elements, the Company does not record revenue until the last element is delivered.

Consideration of software in our leasing and equipment sale agreements

In determining if our leasing or product sale arrangements contain software elements that would be required to be accounted for in accordance with ASC 985-605, we considered the following guidance in ASC 985-605-15-4, specifically subparagraphs (b) and (e), which state:

The guidance in this Subtopic does not apply to the following transactions and activities:

b. Leases of software that include a tangible product (such as property, plant, or equipment), if the software is incidental to the tangible product as a whole or the software and nonsoftware components of the tangible product function together to deliver the tangible product’s essential functionality

e. Software components of tangible products that are sold, licensed, or leased with tangible products when the software components and nonsoftware components of the tangible product function together to deliver the tangible product’s essential functionality

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The guidance in both (b) and (e) above are applicable to us. Under both our leasing and equipment sale arrangements, the software (gaming software) and tangible product (the gaming machine) are sold together to deliver the tangible product’s (the gaming machine) essential functionality (i.e. the customer playing the slot machine). We considered the guidance in ASC 985-605-15-4A further below:

15-4A In determining whether a tangible product is delivered with software components and nonsoftware components that function together to deliver the tangible product’s essential functionality, a vendor shall consider all of the following:

a. If sales of the tangible product without the software elements are infrequent, a rebuttable presumption exists that software elements are essential to the functionality of the tangible product.

We have had no instances of selling the tangible product without the software component. The customer would have no use for a gaming cabinet without the software included to run the machine. Further, our software cannot be used with any other manufacturer’s gaming machine cabinet.

b. A vendor may sell products that provide similar functionality, such as different models of similar products. If the only significant difference between similar products is that one product includes software that the other product does not, the products shall be considered the same product for the purpose of evaluating (a).

There are other vendors that sell and lease gaming machine terminals in the Class II and III space; however, each manufacturer’s products differ in both software and hardware (the machine itself). There are considerable differences between ours and other vendors’ gaming machines.

c. A vendor may sell software on a standalone basis. The vendor may also sell a tangible product containing that same software. The separate sale of the software shall not cause a presumption that the software is not essential to the functionality of the tangible product.

We do not sell the software separately, nor can we, as the customer will not have the ability to use the software without our gaming terminals.

d. Software elements do not need to be embedded within the tangible product to be considered essential to the tangible product’s functionality.

The software elements are required to be embedded in the tangible product (the gaming terminal) in order to be considered essential to the tangible product’s functionality. Until it is embedded in the terminal, it has no use to the customer.

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e. The nonsoftware elements of the tangible product must substantively contribute to the tangible product’s essential functionality. For example, the tangible product should not simply provide a mechanism to deliver the software to the customer.

The nonsoftware elements of the tangible product include the interface between the customer and the game itself. Without the buttons and other points of interface that are built into the gaming terminal, there is no manner in which the software (i.e. the game) can be delivered to the customer.

Based on the discussion above, our leasing and sale arrangements do not contain software elements that are required to be accounted for under ASC 985-605 as the software and non-software elements are sold together to deliver the tangible product’s essential functionality.

Revised Revenue Recognition Disclosure

In acknowledgement of the fact that our disclosure related to our revenue recognition was not clear, we have provided an example of our proposed revised footnote disclosure for revenue recognition, which we will include in future filings:

Revenue Recognition

Gaming Revenue

Gaming revenue is of a recurring nature and is generated by providing customers with gaming terminals, gaming terminal content licenses and back-office equipment, which are collectively referred to as gaming equipment, under participation arrangements. These participation arrangements are accounted for as operating leases pursuant to ASC 840, Leases. These arrangements are considered to be leases, as the agreements convey the right to use the equipment (i.e. gaming machines and related integral software) for a stated period of time. Under these arrangements, the Company retains ownership of the gaming equipment installed at customer facilities, and receives either revenue based on a percentage of the win per day generated by the gaming equipment or a daily fee. The majority of the Company’s leases require the Company to provide maintenance throughout the entire term of the lease. In some cases, a performance guarantee exists that, if not met, requires the Company to replace or remove the gaming machines from the customer’s floor. Whether contractually required or not, the Company develops

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and provides new gaming titles throughout the life of the lease. Certain arrangements require a portion of the facilities’ win per day to be set aside to be used to fund facility-specific marketing, advertising, promotions and service. These amounts are offset against revenue.

Gaming Revenue - other

Licensing revenue represents the Company’s licensing of trademarked title names to a single company in the sweepstakes phone card business. The Company recognized revenue when earned and reported. The Company terminated the agreement with the Company in the first quarter of 2013.

Equipment Sales

Revenues from the stand-alone product sales or separate accounting units are recorded when:

•	Persuasive evidence of an arrangement exists;

•	The sales price is fixed and determinable;

•	Delivery has occurred and services have been rendered; and

•	Collectability is probable.

Equipment sales is generated from the sale of gaming machines and licensing rights to game content software that is installed in the gaming machine, parts, and other ancillary equipment. Also included within the deliverables is delivery, installation and training, all of which occur within a few days of arriving at the customer location. Gaming equipment sales do not include maintenance beyond a standard warranty period. The recognition of revenue from the sale of gaming devices occurs as title and risk of loss have passed to the customer and all other revenue recognition criteria have been satisfied. As the combination of game content software and the tangible gaming device function together to deliver the product’s essential functionality, revenue from the sale of gaming devices is recognized under general revenue recognition guidance.

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Intangible Assets, page F-11

11.	It appears that there has been a change in your accounting policy related to the period over which customer agreements are amortized. They are now amortized either over the term of the agreement or the expected life of the agreement. In this regard, please address the following:

•	Please tell us how you determine whether to amortize customer agreements over the term of the agreement or over the expected life of the agreement; and

•	Please tell us how you determine the expected life of the agreement and how you determined it was appropriate to amortize over this expected life.

Refer to ASC 350-30-35-1 through 35-5.

Response to Comment 11

The Company amortizes customer agreements over the term of the agreement unless indicators exist that would suggest an alternative period. In accordance with ASC 350-30-35-3, the Company considers several indicators in determining the expected useful life of its customer lists, including the expected useful life of the asset, any legal, regulatory, or contractual provisions that may limit the useful life and the Company’s historical experience with the customer in renewing or extending similar arrangements. For example, if toward the end of a lease term, the Company were to remit cash to a customer in order for the customer to make improvements to their gaming floor, the Company would consider the likelihood of any renewal to the customer agreement in determining the expected useful life of the asset.

12.	Based on disclosures on page F-22, you are amortizing contract rights under development agreements and customer agreements over seven years. Please help us understand how all customer agreements are being amortized over seven years if some are being amortized over the term of the agreement and others are being amortized over the expected life of the agreement. In addition your disclosures on page 12 indicate the terms of customer agreements may vary and your disclosures on page F-11 indicate that contract rights under development agreements are amortized over the term of the agreement. In this regard, please help us understand why all contracts rights under development would be amortized over 7 years.

Response to Comment 12

As noted in the Staff’s comment, all of the contract rights under development agreements and customer agreements were disclosed as being amortized over 7 years. The 7 year amortization period relates to the customer agreements and relationships that were acquired as a result of the Acquisition.

Securities and Exchange Commission

July 9, 2014

Contract rights under development agreements and customer agreements that were not acquired as a result of the Acquisition (i.e. that were acquired through cash payments to customers) are amortized over the lease term or the expected life of the agreement as noted in our response to Comment 11. As of December 31, 2013, during the Successor Period, there were no contract rights under development agreement and customer agreements recorded in the Company’s consolidated financial statements that resulted from cash payments to customers.

In future filings, the Company will provide the following table as clarification for the period over which the intangibles are being amortized:

		Successor			Predecessor
		December 31, 2013			December 31, 2012
	Useful life (years)	Gross Value	Accumulated Amortization	Net Carrying Value	Gross Value	Accumulated Amortization	Net Carrying Value
Trade name - “American Gaming Systems”	Indefinite	$12,126,000	$—	$12,126,000	$—	$—	$—
Trade name - “Gambler’s Choice”	7	809,000	(3,417)	805,583	—	—	—
Customer agreements and relationships as a result of purchase accounting in connection with the Acquisition	7	60,112,000	(253,929)	59,858,071	—	—	—
Contract rights under development agreements	2 - 7	—	—	—	20,188,400	(14,462,485)	5,725,915
Customer relationships	6 - 7	—	—	—	32,222,850	(31,634,026)	588,824
Customer agreements	2 - 10	—	—	—	9,837,300	(3,589,917)	6,247,383
Covenants not to compete	3	—	—	—	525,745	(524,692)	1,053
Third party licenses	3 - 5	11,520,000	(69,986)	11,450,014	28,818,500	(7,818,902)	20,999,598
Internally developed gaming software	1 - 5	12,474,169	(108,001)	12,366,168	18,547,767	(14,640,132)	3,907,635
Purchased software	1 - 5	2,076,288	(17,745)	2,058,543	9,658,842	(7,485,229)	2,173,613

		$99,117,457	$(453,078)	$98,664,379	$119,799,404	$(80,155,383)	$39,644,021

13.	Please tell us how you determined the trade name “American Gaming Systems” should have an indefinite life. Refer to ASC 350-30-35-1 through 35-5.

Securities and Exchange Commission

July 9, 2014

Response to Comment 13

According to ASC 350-30-35-4, if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life shall be considered indefinite. The American Gaming Systems trade name has been in use since 2003 and is well recognized; the trade name is registered and maintaining the trade name merely requires filing a renewal with the next renewal due mid-2017, which will keep the name registered for a 10 year period. The Company has no plans to change or rebrand the name in the foreseeable future. Given that there are no specific factors limiting the useful life, and that there are no plans to disband the name, we deemed the asset to have an indefinite life.

Note 5. Contract Rights Under Development Agreements and Customer Agreements, page F-20

14.	You disclose that the amortization of the net fair value of the contract rights under development agreements and customer agreements will be recorded in depreciation and amortization expense in the consolidated statements of operations and comprehensive loss. Your disclosures are inconsistent with your disclosures on page F-11 which indicate that these assets are amortized as a reduction in revenue. Please advise.

Response to Comment 14

In connection with the Acquisition, the contract rights under development agreements and customer agreements were recorded at fair value as part of purchase accounting. In accordance with 605-50-15-3, as it relates to a business combination, the amortization of the fair value of the contract rights under development agreements and customer agreements will be recorded in depreciation and amortization expense in the statement of operations rather than as a reduction of revenue. The amortization of contract rights under development agreements and customer relationships and agreements that were generated through the expenditure of cash are more synonymous with lease incentives and will be recorded as a reduction of revenue in accordance with ASC 840-20-25-6, which require lease incentives to be recognized as reductions of rental revenue by the lessor on a straight-line basis over the term of the lease, as noted in our responses to Comments 5 and 11.

In future filings, we will include the following disclosure in Note 2. Summary of Significant Accounting Policies to better clarify our policy regarding amortization of contract rights under development agreements and customer agreements:

Contract rights under development agreements that result from payments to customers are amortized over the term of the agreement as a reduction in revenue, while those resulting from business combinations are amortized through depreciation and amortization.

Securities and Exchange Commission

July 9, 2014

If you have any questions or additional comments concerning the foregoing, please contact either Curt Mayer of AP Gaming Holdco, Inc. at (702) 724-1107 or Monica K. Thurmond or Jill C. Falor of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3055 or (212) 373-3672, respectively.

Very truly yours,

/s/ Curt Mayer
Curt Mayer
AP Gaming Holdco, Inc.

cc:	Monica K. Thurmond, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP